EXHIBIT 99.1

B2Gold Third Quarter 2023 Financial Results – Conference Call Details

VANCOUVER, British Columbia, Oct. 12, 2023 (GLOBE NEWSWIRE) --  B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its third quarter 2023 financial results after the North American markets close on Wednesday, November 8, 2023.

B2Gold executives will host a conference call to discuss the results on Thursday, November 9, 2023, at 10:00 am PT / 1:00 pm ET. Participants may dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (800) 319-4610
  All other callers: +1 (604) 638-5340

The conference call will be available for playback for two weeks by dialing toll-free in U.S. and Canada: +1 (800) 319-6413, replay access code 0474. All other callers: +1 (604) 638-9010, replay access code 0474.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com